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Exhibit 21.1

SUBSIDIARIES OF GILEAD SCIENCES, INC.

Name of Subsidiary	Country or State of Incorporation
Gilead Sciences Limited	Ireland
Gilead Irish Holdings Limited	Cayman Islands
Gilead World Markets, Ltd.	Cayman Islands
Gilead International, Ltd.	Cayman Islands
Gilead International Holdings, Ltd.	Cayman Islands
Gilead Sciences GmbH	Germany
Gilead Sciences Sarl	France
Gilead Sciences S.r.l.	Italy
Gilead Sciences, S.L.	Spain
Gilead Sciences, Lda.	Portugal
Gilead Sciences Ltd.	United Kingdom
Gilead Sciences International Ltd.	United Kingdom
Gilead Sciences PTY Limited	Australia
Gilead Sciences B.V.	Netherlands
Gilead Sciences Hellas EPE	Greece
Simbolo Acquisition Sub, Inc.	Delaware

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  Exhibit 21.1